Exhibit 99.1

CRH Medical Corporation To Announce Unaudited Second Quarter Results on August 2, 2017

VANCOUVER, July 21, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), plans to release its unaudited results for the quarter ended June 30, 2017, on Wednesday, August 2, 2017 after market close.

The Company's executive management will discuss the results during a conference call on Thursday, August 3, 2017 at 11:00 am Eastern Time/8:00 am Pacific Time. To participate in the call, please dial 1-800-319-4610, or (604) 638-5340.

An audio replay will be available shortly after the call by dialing 1-855-669-9658 or (604) 674-8052 and entering access code 1514. The replay will be available until August 17, 2017.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated ten additional acquisitions to its anesthesia business. CRH Anesthesia now services 27 ambulatory surgical centers in seven states and performs approximately 170,000 procedures annually.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2017/21/c5149.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:30e 21-JUL-17